Exhibit 99.2

January 14, 2013

Wausau Paper Corp.
100 Paper Place
Mosinee, WI 54455
Attn: Thomas J. Howatt, Chairman of the Board

cc: Board of Directors, Henry C. Newell

Dear Tom,

Starboard Value LP, together with its affiliates, currently owns 14.8% of the outstanding common stock of Wausau Paper Corp. (“Wausau” or the “Company”), making us the Company’s largest shareholder.  We are writing to you and the Board of Directors (the “Board”) to express our surprise and sincere disappointment in your handling of the sequence of events this past Friday that led to the Company’s issuance of an after-market press release announcing that it had begun a review of strategic alternatives for the Company’s Technical Paper business.

As you know, earlier on Friday, we had delivered to you and the Board an open letter, which we informed you we intended to make public shortly thereafter, together with our nomination of three highly-qualified director candidates for election at the Company’s 2013 annual meeting of shareholders (the “2013 Annual Meeting”).  In this open letter, we reiterated to you that Wausau remains meaningfully undervalued and much more can be done to unlock significant value for the benefit of all shareholders.  Specifically, we repeated our continued belief that Wausau should explore a sale of the Company’s struggling Technical Paper business in order to focus singularly on its leading and highly valuable Tissue business.  We also stated that in order for the Board to fully and fairly evaluate a sale of the Technical Paper business, it must also consider all strategic alternatives, so that it can compare the value that could be realized from a sale of the entire Company against the potential risk-adjusted value of selling the Technical Paper business and keeping the Tissue business as a stand-alone public company.

As you know, this is not the first occasion on which we communicated our thoughts to you on exploring a sale of the Technical Paper business or the entire Company.  Since reaching a settlement agreement with you in February 2012, in accordance with the accompanying standstill, we have communicated only privately with you and the Board regarding our views on how best to maximize shareholder value.  Despite that limitation, we have been absolutely clear with you and the rest of the Board, through one private letter and countless conversations, that in order to maximize value for shareholders, the Company needs to either (i) sell the Technical Paper business, focus on the Tissue business, and reduce redundant overhead costs, or (ii) sell the entire Company.  We were extremely clear that both of these options should be fully explored.  We also explained to you on a number of occasions that if the Company failed to take these actions, we would choose to nominate directors for election at the 2013 Annual Meeting.  Unfortunately, despite the continued underperformance of the Technical Paper business and our regular communications with you over the past year, you were unwilling to commit to exploring value maximizing alternatives for either the Technical Paper business or the entire Company.  Instead, you have fruitlessly focused on trying to grow revenue in the Technical Paper business, resulting in deteriorating financial performance and substantial losses.

Over the last four weeks, with the impending nomination deadline and expiration of our standstill, we have had numerous private discussions with you in order to avoid a proxy contest at the 2013 Annual Meeting.  Given that the Company had ignored our repeated advice to explore strategic alternatives, as well as the complete lack of industry experience among the Company’s independent Directors (other than the two directors we placed on the Board last year through our settlement), we made it clear that we believed it was necessary to further improve the Board by adding independent directors with substantial industry experience, as well as a shareholder representative.  We felt these changes were critical because of our belief that the current Board may be unwilling to follow through on a sale of the Technical Paper business, make sure redundant corporate overhead costs are removed, or explore a sale of the entire Company.  We also stated that if we were unable to come to a mutually agreeable resolution that we would be forced to nominate directors once our standstill expired on January 7, 2013.  Despite our best efforts, we were unable to come to a reasonable settlement agreement as it became clear that you and the Board were only willing to do the bare minimum of what would possibly be acceptable, instead of objectively considering what is best for the Company and its shareholders.  Therefore, we decided on Friday morning to send you a public letter and nominate three highly qualified directors for election at the 2013 Annual Meeting.

Upon receiving our letter Friday morning, and within minutes of when we were about to issue a press release, you pleaded for us to hold off from making our letter and press release public, and stated that you would speak to the Board and then call us back later in the day.  You led us to believe that you were calling the other members of the Board to discuss our letter and director nominations, in order to determine whether you could make more accommodations to move towards a mutually agreeable settlement prior to us having to disclose our letter and nomination publicly.  We were hopeful that we would be able to agree to an amicable resolution to avoid a proxy contest, as we had done last year.  You then called us again around 3:00 pm and stated that you were still waiting to hear from a number of Board members and politely asked if it would be okay to call us in a little over an hour.  When we finally spoke around 4:45 pm, you informed us that the Board was unwilling to negotiate further and instead the Company would be issuing a press release momentarily disclosing its intention to pursue a sale of the Technical Paper business.  As we discussed on that call, we are extremely disappointed in your disingenuous actions to plead with us to not put out a public announcement under the guise of further settlement discussions merely so that you could get ahead of our announcement with your own press release, in which you even use many of the same words from the letter you received from us earlier that morning.

While you well know from our numerous conversations that we are generally supportive of a plan to exit the Paper business and focus on Tissue, you also know that any sincere plan to maximize value for the Company needs to include a holistic review of all strategic alternatives.  Only then can the Board compare the value that could be realized from selling the entire Company with the risk-adjusted value of selling the Technical Paper business and leaving the Tissue business as a stand-alone public company.  Instead, the hasty actions taken by the Board on Friday afternoon to announce the exploration of a sale of the Technical Paper business only after our letter was about to become public, without first fully determining the best course to maximize value for the Company, demonstrates to us that the Board is, once again, only willing to do as little as possible to try and avoid an election contest, rather than do what is in the best interest of its shareholders.

Moreover, the fact that the Board is willing to take action only when under immediate pressure is highly concerning and calls into question the sincerity of the announcement on Friday.  The events described above make it extremely clear that without our action to begin an election contest by nominating a slate of directors, the Company would not have announced its intention to explore a sale of its Technical Paper business.  The fact that this announcement was made on a Friday at 5:00 pm, in a hastily drafted press release with minimal information, is by itself enough to indicate that this announcement would likely not have been made without the external pressure of a pending election contest.

While the Board may think that it can fool its shareholder base into believing that it is willing to take the appropriate actions to create shareholder value on its own, the facts paint a far different picture.  History demonstrates that without substantial pressure, specifically an impending proxy contest, Wausau’s Board has consistently shown that it is unwilling to make the difficult decisions necessary to improve shareholder value.  Prior to Starboard’s involvement, from 2005 through 2010, Wausau spent over $100 million of capex in machine upgrades and $150 million in restructuring charges attempting to “turn around” its failing paper businesses, not to mention substantial management time.  In fact, even despite substantial losses in its paper businesses, going back as far as the year 2000, as well as years of criticism from shareholders and research analysts, Wausau continued to blindly follow its flawed strategy and showed a complete lack of urgency to make any substantive changes.  This frustration was recently highlighted in a research report by one of the most respected sell-side analysts in the paper and packaging sector:

Sadly, the turnaround case in technical papers is looking like last decades’ failed turnaround efforts in printing & writing papers. Even more disappointing, the new management teams’ credibility has taken a big hit. For nearly a decade, we’ve argued that Wausau ought to exit all paper operations and focus on its tissue business. For this entire period, Wausau has continued to focus shareholder cash & managerial time on bailing out a sinking ship. In the meantime, the residual value of the paper businesses has continued to erode.

- Mark Wilde, Deutsche Bank, October 2, 2012

Only after several public letters from Starboard, and while facing a proxy contest last year, did the Company finally begin to take shareholder friendly actions, which resulted in the Company selling its money-losing Print & Color business and non-core timberland assets.  Similarly, despite continued dismal performance, Wausau did nothing to address the serious issues with its money-losing Technical Paper business until it faced the immediate threat of public action by us.  In fact, as recently as October 30, 2012, on Wausau’s Third Quarter 2012 earnings call, CEO Hank Newell stated that “There is no change to our strategic intent, financial objectives or timelines.” The above statement is clearly in conflict with the statements made in last Friday’s press release, shown below:

Wausau Paper (WPP) today announced that it commenced a process last year to identify strategic alternatives for its Paper Segment that will position the Company to focus its management efforts on continuing the growth of its highly successful tissue business.

Clearly, it was not until faced with another proxy contest, having received a nomination letter that was about to become public, that the Board decided once again to be reactive and announce the bare minimum that it felt might allow it to avoid a proxy contest for one more year.  Therefore, at this time we believe direct shareholder representation on the Board is critical to ensure that the Company does not return to its past practices of complacent oversight and reactionary measures.

Even if a full strategic review process demonstrates that selling the Technical Paper business and remaining a pure-play public Tissue business is the best way to maximize value for shareholders, there is still substantial need for new representation on the Board.  As a pure-play Tissue business with operations primarily in Kentucky and Ohio, Wausau will need to reduce the duplicative overhead associated with its conglomerate structure and move its headquarters to a location that makes sense for the pro forma business.  We seriously question whether this Board has the willingness to take those steps and restructure the management team to become a pure-play Tissue business when not under the immediate threat of another proxy contest.  Further, the Tissue business, while highly profitable and valuable, has a complex road ahead of it as it starts up its new tissue machine and attempts to double its EBITDA to $150 million over five years by redesigning its products, expanding into new markets and reducing costs.  With the exception of the two directors added last year as part of our settlement, Wausau’s directors (outside of its Chairman and CEO) collectively have no experience in the tissue industry.  Therefore, we believe it is imperative that the Board add individuals with substantial industry expertise, in order to help see the Company through this transition and ensure that the Company can execute on the opportunities ahead.

In light of Friday’s act of bad faith on your part as Wausau’s Chairman and the Company’s history of failed commitments and poor execution, we have heightened concerns that the Board lacks the objectivity necessary to act in the best interest of shareholders.  We have identified several highly qualified, independent directors with significant and successful experience in the tissue and paper industries who we believe will bring a fresh perspective to the boardroom and who can be extremely helpful in evaluating and executing on initiatives to unlock value at the Company.  In addition, we feel that a direct shareholder representative on the Board is warranted, given the Board’s past and recent actions and inactions.  Despite your recent antics, we are ready and willing to continue to have an open dialogue with every intention of reaching a mutually agreeable solution. However, we are also prepared to move forward with an election contest in order to ensure that the best interests of all shareholders are represented on the Board.

Best Regards,

/s/ Jeffrey C. Smith

Jeffrey C. Smith
Managing Member
Starboard Value LP